BANCFIRST CORPORATION

EXHIBIT 21.1

BANCFIRST CORPORATION SUBSIDIARIES MARCH 12, 2004 Subsidiaries of BancFirst Corporation
Subsidiary Name	State of Incorporation	Percentage Of Ownership
BancFirst	Oklahoma	100.00%
BFC Capital Trust I	Delaware	100.00%
BFC Capital Trust II	Delaware	100.00%
Century Life Assurance Company	Oklahoma	75.00%
Council Oak Partners, LLC	Oklahoma	100.00%

Subsidiaries of BancFirst

Subsidiary Name	State of Incorporation	Percentage Of Ownership
Council Oak Investment Corporation	Oklahoma	100.00%
Citibanc Insurance Agency, Inc.	Oklahoma	100.00%
BancFirst Agency, Inc.	Oklahoma	100.00%
Lenders Collection Corporation	Oklahoma	100.00%
Express Financial Corporation	Oklahoma	100.00%
Mojave Asset Management Company	Nevada	100.00%
Desert Asset Management Company	Nevada	100.00%
Delamar Asset Management Limited Partnership	Nevada	100.00%
PremierSource LLC	Oklahoma	50.00%